Filed by Sears, Roebuck and Co.

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act
of 1934

Subject Company:
Sears, Roebuck and Co.
(Commission File No. 1-416)

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kmart Holding Corporation and Sears, Roebuck and Co., including cost and revenue synergies of the proposed transaction, expected accretion to earnings, future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Kmart’s and Sears’ management and are subject to significant risks and uncertainties. Actual results, performance or achievements may be materially different from those expressed or implied in such forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Kmart and Sears stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; the successful execution of, and customer response to, strategic initiatives, including the Full-line Store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to find qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; the outcome of pending legal proceedings; anticipated cash flow; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in any pension plans; changes in interest rates; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; general economic conditions and normal business uncertainty; and the impact of seasonable buying patterns, which are difficult to forecast with certainty. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Kmart’s and Sears’ results to differ materially from those de-

scribed in the forward-looking statements can be found in the 2003 Annual Reports on Forms 10-K of Kmart and Sears filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Kmart and Sears, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary, or to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary.

     The respective directors and executive officers of Kmart and Sears and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Kmart’s directors and executive officers is available in its proxy statement filed with the SEC by Kmart on April 8, 2004, and information regarding Sears’ directors and executive officers is available in its proxy statement filed with the SEC by Sears on March 22, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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Answers to Your Questions on the Proposed Sears, Kmart Merger

We know that associates have many questions regarding the announcement of the Sears and Kmart merger. While many details are still being finalized, we will do our best to answer your questions on a timely basis. Following is a first round of associate Q&A. Watch for more updates as information becomes available.

What are the details of this transaction?

What’s happening?

Kmart Holding Corporation and Sears, Roebuck and Co. have signed a definitive merger agreement that provides for a combination of Sears and Kmart, creating a major new retail company named Sears Holdings Corporation, with headquarters in Hoffman Estates. Following the combination, both Sears and Kmart will continue to operate separately under their respective brand names.

How will the new corporation stand in comparison to our competitors?

After completion of the transaction, Sears Holdings will be the nation’s third largest retailer, with approximately $55 billion in annual revenues. Sears Holdings will operate 2,353 full-line and off-mall stores, second only to Wal-Mart in the retail industry, and will have approximately 400,000 employees.

Why are we doing this?

We believe that the combination greatly strengthens both Sears and Kmart and accelerates Sears’ off-mall growth strategy. The creation of Sears Holdings would have a major impact on the retail landscape, and is expected to create shareholder value and operational advantages though scale, distribution, and product and service differentiation among the most impressive in the industry.

Who are the leaders of the new corporation?

Edward Lampert, chairman of Kmart, will become the chairman of Sears Holdings. Alan Lacy will be vice chairman and chief executive officer of Sears Holdings and Aylwin Lewis, current Kmart CEO, will be president of Sears Holdings and will become CEO of Kmart and Sears Retail.

Who will sit on the board of the new corporation?

Lampert, Lacy and Lewis will be part of the 10-member Sears Holdings board, which will include seven members of the current Kmart board and three members of the current Sears board.

When do you expect the merger to be completed?

The merger is expected to be completed by the end of March 2005, pending, among other things, regulatory approvals and approval by Sears and Kmart shareholders.

Is there any chance the merger may not go through?

The completion of any such endeavor is subject to conditions and uncertainties; however, Kmart and Sears are committed to giving our best effort to see that it is completed in a timely manner.

What will Sears shareholders receive for their Sears shares?

Sears shareholders will have the right to elect to receive $50 in cash or 0.5 shares of Sears Holdings for each Sears share. However, only 55% of Sears shares will receive stock and only 45% will receive cash. Thus, if holders of more than 55% of Sears shares elect to receive stock, those holders will be subject to proration. Similarly, if holders of more than 45% of Sears shares elect to receive cash, those holders will be subject to proration. Holders who do not elect one way or another will receive whichever cash or stock is not oversubscribed by other holders.

What changes are going to happen to the business?

How do I respond to customers’ questions regarding the merger?

Although we believe this action will ultimately benefit customers by providing greater choice of preferred brands closer to where they live, customers will not be affected in the near term. Holiday sales activity will not be affected.

Will Kmart stores be converted into Sears stores?

A substantial number of off-mall Kmart stores are expected to be converted over time to the Sears nameplate, in addition to the 50 Kmart stores acquired by Sears earlier this year that will be converted by fourth quarter 2005.

Will Sears stores be converted to Kmart stores?

This could be an option, and will depend on analysis of market demographics. There are no plans at this time to convert Sears stores to Kmart nameplates.

Will Sears stores offer Kmart brands, and will Kmart stores offer Sears brands?

The combined company will benefit customers by providing a greater choice of preferred brands including Craftsman and Kenmore, Lands’ End, Apostrophe and Covington from Sears, and Jaclyn Smith, Joe Boxer, Kathy Ireland and Martha Stewart Everyday products from Kmart. It is too early to say at this time which brands will appear in which stores.

Will I continue to be able to use my Sears Card and Sears Gold MasterCard?

Yes, you will continue to be able to use the Sears Card and Sears Gold MasterCard for purchases at Sears. Sears Gold MasterCard also can be used at Kmart.

How will the planned merger affect our vendors?

Key suppliers should expect to see substantial improvement in the breadth of distribution of their products as the new corporation will look for opportunities to share key brands and merchandise as appropriate for Sears and Kmart stores.

How will Kmart and Sears work together?

In order to ensure a smooth integration and to provide for an ongoing, mutually beneficial, long-term relationship, an integration team of key operating executives from both companies will be formed. This team will be led by Sears CFO Glenn Richter and William Crowley, Kmart senior vice president of finance. In the meantime, the two companies will continue to operate separately and will require all associates to stay focused on the business and serving the customer.

How does this affect my benefits?

What impact will this merger have on my health and welfare benefits?

There is no immediate impact on health and welfare benefits. The benefits programs of both companies will be evaluated over the coming months and any changes will be communicated at the appropriate time.

How will the merger impact my pension?

Associates vested in the pension plan will not lose any earned benefits. The benefits programs of both companies will be evaluated over the coming months and any changes will be communicated at the appropriate time.

How will the merger affect my stock options?

As always, subject to any applicable black-out periods, you may exercise any vested options at any time prior to the merger close. At the time of the closing, any unvested options will immediately become vested. You will receive a cash payment for all unexercised options you hold at that time, based on the difference of the “blended merger price” and the exercise price of your options.

What is the blended merger price that will be used to pay option holders?

The blended merger price is a cash amount designed to mirror the value of the 45%/55% cash/stock consideration that Sears shareholders will receive in the merger. It is calculated as followed:

     45% x $50 plus 55% x 1/2 of the Kmart stock price at closing

For example, if Kmart stock price is $101* at the time the merger closes, the blended merger price is:

     (45% x $50) + (55% x 1/2 of $101*) = $22.50 + $27.77 = $50.27

* This price for illustrative purposes only.

How many stock options do I have and how do I determine if they are vested?

To find out how many options you have, access www.88sears.com and click on Stock Options under Financial Benefits. After entering your Social Security number and Financial Benefits password, click on Stock Option Plans. Follow the prompts to view your options and their vesting status.

How do I exercise my vested stock options?

You can exercise your options online or by telephone. To exercise via the Internet, access www.88sears.com and click on Stock Options under Financial Benefits. After entering your Social Security number and Financial Benefits password, click on Stock Option Plans. You will need your trading PIN to exercise options via the Internet. To exercise over the phone, call 1-888-88sears and select option 2 from the main menu (Sears Financial Benefits). Follow the prompts to speak to a customer service representative.

What is the option grant price?

The grant price is the price at which you have the right to buy the stock during the term of the option. This is also known as option price, exercise price or strike price.

Can I use my associate discount card at Kmart?

The Sears associate discount can not be applied to Kmart purchases at this time.

What happens to the stock in my 401(k)?

Details regarding the treatment of stock in the 401(k) plan are still being finalized. As soon as those details are known, we will provide an update to these Q&As.

What happens to stock from the stock purchase plan?

Details regarding the treatment of stock in the stock purchase plan are still being finalized. As soon as those details are known, we will provide an update to these Q&As.

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In connection with the proposed transaction, Sears will be filing proxy statements and other materials with the Securities and Exchange Commission. Please read these materials when they are available because they contain important information. Sears and its officers and directors may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction matters. Information regarding such individuals is included in Sears’ proxy statements and Annual Reports on Form 10-K previously filed with the SEC, and in the proxy statement relating to the proposed transaction when it becomes available. Investors may obtain a free copy of the proxy statements and other relevant documents at the SEC’s website at http://www.sec.gov.

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This document contains forward-looking statements that are subject to risks and uncertainties that may cause actual results to differ materially from expected results. Risks and uncertainties include failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; competitive conditions in retail; changes in consumer confidence, tastes, preferences and spending; the availability of consumer debt; the successful execution of, and customer response to, our strategic initiatives, including the Full-line Store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in our store locations; the possibility that we will identify new business and strategic options; the outcome of pending legal proceedings; anticipated cash flow; changes in our debt ratings and cost of funds; general economic conditions and normal business uncertainty. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available.